[MELLON HBV LETTERHEAD]





                                                               March 17, 2004


Nelson J. Marchioli
President and Chief Executive Officer

Charles F. Moran
Chairman of the Board

Denny's Corporation
203 East Main Street
Spartanburg, South Carolina  29319

Dear Messrs. Marchioli and Moran:

         We have previously expressed to you our view that Denny's is undervalued in the capital markets. February's year-over-year improvement in same-store sales confirms our belief that Denny's management is on the right track to restore and grow Denny's business franchise. The stock market has already rewarded improving results with a substantial increase in Denny's stock price.

         Nevertheless, we believe that Denny's stock continues to trade far below its true value. An important cause of this undervaluation is the fear, expressed to us by many of Denny's shareholders, that the company's management is overly incentivized to reduce debt and that recent discussions with bondholders may therefore result in a flood of new shares that drowns current shareholders. We share this concern to some extent, although we think it is somewhat overdone since Denny's shareholders have powerful rights to prevent dilutive issuances and to hold officers and directors to account if they violate their fiduciary duties to shareholders. Moreover, we have been encouraged by management's assurances that the company will keep shareholders' best interests at heart in any negotiations with bondholders.

         As you know, Mellon HBV believes that decreasing Denny's leverage is desirable, but there is no need to do so immediately. Our assessment of Denny's value is based in large part upon our conviction that Denny's debt can be managed without undue shareholder dilution, and that time is on the side of all Denny's stakeholders. As the company's management continues to execute its business plan, Denny's stock price ought to continue to rise. A few more months of positive same-store sales and another great quarterly report should result in a substantially higher stock price, placing Denny's in a position to reduce and refinance its debt on much more favorable terms than the company could obtain today. Only investors' continuing concern about management incentives and potential excessive dilution would be likely to weigh down the company's stock and to threaten the achievement of an advantageous debt restructuring.

         For this reason, Mellon HBV believes that the Board of Directors should grant a substantial number of long-term stock options to Denny's senior management this year. By ensuring that members of management hold a meaningful equity stake in the company, these grants would align management's interests closely with those of shareholders, helping to dispel investor fears of excessive dilution. At the same time, the options' vesting feature would increase Denny's ability to keep its top talent from seeking employment elsewhere.

         We believe that the number of options granted to Denny's senior executives should be large enough to offer them a realistic prospect of building significant personal wealth if they achieve outstanding performance. While we understand that management currently holds some options, we believe the value of these existing options is insufficient to achieve the purposes we have in mind. Jumbo stock-option grants have received negative attention from the media and the investing community in recent years - and justifiably so in many cases. Nevertheless, in certain circumstances, like Denny's, where prudent management of a large debt load imposes unusually heavy personal risks and demands upon top managers, we believe that the best way to motivate and retain these key employees is to give them an opportunity to obtain extraordinary rewards.

         Denny's annual meeting of stockholders will be held soon. Because option grants of the size that we are contemplating would probably exhaust the shares available under Denny's current stock option plan, we recommend that the Board of Directors propose a new plan at this year's meeting. Mellon HBV would vote for a plan that would enable a large stock options grant to be made, and from the conversations that we have had with other shareholders, we believe that the plan would be overwhelmingly approved.

         We would welcome an opportunity to meet with you to discuss our thoughts on this subject and, more generally, on the subject of how the company can most advantageously reduce its debt for the benefit of the company and its shareholders.

                                       Sincerely,


                                        /s/WILLIAM F. HARLEY III
                                       ---------------------------------
                                       William F. Harley III
                                       President and Chief Executive Officer